UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

This Amendment to the Company's Form 6-K dated February 13, 2014 is being filed for the sole purpose of furnishing to the Securities and Exchange Commission the following items which are included in Exhibit 99.2: (a) a revised auditor's report in respect of the Company's audited annual financial statements for the year ended December 31, 2013; and (b) the Company's letter to the British Columbia Securities Commission dated February 14, 2014 in respect of the revised auditor's report.

SUBMITTED HEREWITH

Exhibits

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2013*

99.2	Consolidated Financial Statements – December 31, 2013

99.3	News Release dated February 13, 2014*

*Incorporated by reference to the Company's Form 6-K, as filed with the Commission on February 13, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: February 18, 2014	By:	/s/ David Blaiklock

David Blaiklock
	Title:	Chief Financial Officer